weintraub | tobin

Keith A. Kandarian

415.772.9620 direct

kkandarian@weintraub.com

September 20, 2016

Katherine Hsu, Office Chief

Lulu Cheng, Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2,
Sequoia Mortgage Trust 2012-3, Sequoia Mortgage Trust 2012-5,
Sequoia Mortgage Trust 2012-6, Sequoia Mortgage Trust 2013-1,
Sequoia Mortgage Trust 2013-4, Sequoia Mortgage Trust 2013-6,
Sequoia Mortgage Trust 2013-7 and Sequoia Mortgage Trust 2013-8
Forms 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File Nos. 333-159791-05, 333-159791-06, 333-179292-02, 333-179292-04,
333-179292-05, 333-179292-06, 333-179292-09, 333-185882-02,
333-185882-03 and 333-185882-04

Dear Ms. Hsu and Ms. Cheng:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant”), we are responding to the Staff’s oral comment of June 29, 2016 regarding certain of the above-referenced Form 10-Ks (the “June 29, 2016 Comment”).

The June 29, 2016 Comment relates to comment number 2 of the Staff’s May 16, 2016 comment letter (the “Comment Letter”), and the response on behalf of the Registrant filed on June 28, 2016 (the “June 28, 2016 Response”).

The June 28, 2016 Response proposed to amend the body of the applicable Form 10-Ks to confirm that First Republic Bank (the “Bank”) satisfied the criterion with respect to Item 1122(d)(2)(iv) relating to the servicing of the Sequoia securitizations by maintaining separate accounts related to the Sequoia transactions, and as required in each of the applicable transaction agreements. The Staff’s June 29, 2016 Comment acknowledged Registrant’s offer, but pointed out that an explicit attestation from the Bank, as Servicer, would be necessary to confirm the Bank’s responsibility for assessing compliance with the applicable servicing criteria set forth in Item 1122(d)(2)(iv).

weintraub | tobin law corporation

475 Sansome Street, Suite 1800, San Francisco, California 94111 (415) 433.1400 Fax: (415) 433.3883 www.weintraub.com

September 20, 2016

For your convenience, the Registrant’s response to the June 29, 2016 Comment is preceded by a boldface recitation of the Comment Letter’s comment number 2.

2.	Except for Sequoia Mortgage Trust 2013-6, the tables included under Item 1122 of each Form 10-K indicate that First Republic Bank is responsible for assessing compliance with Item 1122(d)(2)(iv). However, the assessment reports provided by First Republic Bank on Exhibit 33.2 or Exhibit 33.3, as applicable, indicate that First Republic Bank is not responsible for assessing compliance with this item. Please revise or advise.

Response:

Registrant proposes to file, upon confirmation from the Staff that such filings will fully address the Staff’s June 29, 2016 Comment, a Form 10-K/A for each applicable Form 10-K to address the exclusion of item 1122 (d)(2)(iv) from the assessment reports dated February 26, 2016 provided by the Bank and previously filed with the applicable Form 10-Ks on March 30, 2016.

Each Form 10-K/A will include an Exhibit 33.2 or 33.3, and an Exhibit 34.2 or 34.3, as applicable, in the forms attached hereto. Exhibit 33.2 or 33.3 is an assessment report provided by the Bank dated September 14, 2016 (“Management Assessment”), amending its assessment of compliance report dated February 26, 2016.

In its amended Management Assessment, the Bank confirms that it is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans serviced for others (the “Platform”), and that it has amended its assessment of compliance to include the applicable servicing criteria in Item 1122(d)(2)(iv), having determined that the criterion in Item 1122(d)(2)(iv) are in fact applicable to the activities it performs with respect to the Platform.

In addition, each Exhibit 34.2 or 34.3 is an auditor’s report by KPMG LLP dated September 14, 2016 (“Report of Independent Registered Public Accounting Firm”), amending its auditor’s report dated February 26, 2016 (which was also filed on March 30, 2016), and expressing their opinion that the Bank’s amended Management Assessment that the Bank complied with the applicable servicing criteria under Item 1122(d) of Regulation AB as of and for the year ended December 31, 2015, is fairly stated, in all material respects.

As previously noted in the June 28, 2016 Response, FRB has represented to Registrant that future reports of assessment compliance with the servicing criterion of Item 1122(d)(2)(iv) they provide to the Registrant to be included as Exhibit 33.2 and Exhibit 33.3, as applicable, to Registrant’s Form 10-K filings, will indicate that FRB is responsible for assessing compliance with this item with respect to the servicing of the applicable Sequoia securitizations.

weintraub | tobin law corporation

475 Sansome Street, Suite 1800, San Francisco, California 94111 (415) 433.1400 Fax: (415) 433.3883 www.weintraub.com

September 20, 2016

Registrant independently confirms that, in future filings on Form 10-K, assessment reports provided by FRB to be included as Exhibit 33.2 or 33.3, as applicable, will indicate that FRB is responsible for assessing compliance with Item 1122(d)(2)(iv) with respect to the servicing of the applicable Sequoia securitizations.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9620 or my colleague Phillip R. Pollock at (415) 772-9679.

Very truly yours,

weintraub | tobin

/s/ Keith A. Kandarian

Keith A. Kandarian

enc.

cc: Andrew Stone, Sequoia Residential Funding, Inc.

weintraub | tobin law corporation

475 Sansome Street, Suite 1800, San Francisco, California 94111 (415) 433.1400 Fax: (415) 433.3883 www.weintraub.com

[FIRST REPUBLIC BANK LOGO]

Management Assessment

Management of First Republic Bank (the Bank) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans serviced for others (the Platform) as of and for the year ended December 31, 2015, except for servicing criteria 1122(d)(1)(iii), 1122(d)(3)(i)(c), and 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the Platform. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

We have determined that servicing criteria 1122(d)(1)(v) is applicable to the activities the Bank performs with respect to the Platform only as it relates to those transactions and securities issued after November 23, 2015. Appendix B identifies the individual asset-backed transactions and securities for which criteria 1122(d)(1)(v) is applicable. For transactions and securities issued on or before November 23, 2015, the Bank’s management has assessed compliance with servicing activities described in servicing criteria 1122(d)(1)(v) under other applicable servicing criteria in accordance with the SEC Division of Corporation Finance’s Manual of Publicly Available Interpretations on Regulation AB and Related Rules, Interpretation 11.03.

With respect to servicing criteria 1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii), management has engaged various vendors to perform the activities required by these servicing criteria. The Bank’s management has determined that none of these vendors is considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Bank’s management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by the SEC’s Compliance and Disclosure Interpretation (“C&DI”) 200.06, Vendors Engaged by Servicers (C&DI 200.06) (formerly SEC Manual Telephone Interpretation 17.06). Management has policies and procedures in place designed to provide reasonable assurance that the vendors’ activities comply in all material respects with the servicing criteria applicable to each vendor. The Bank’s management is solely responsible for determining that it meets the SEC requirements to apply C&DI 200.06 for the vendors and related criteria.

The Bank’s management has assessed the Bank’s compliance with the applicable servicing criteria as of and for the year ended December 31, 2015. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

Based on such assessment, management believes that, as of and for the year ended December 31, 2015, the Bank has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform.

The Bank has amended its assessment of compliance dated February 26, 2016 to include the applicable servicing criteria 1122(d)(1)(v) and 1122(d)(2)(iv). Although these criteria were previously deemed “not applicable” as of and for the year ended December 31, 2015, the Bank has subsequently determined that they are in fact applicable to the activities it performs with respect to the Platform. The transactions to which criterion 1122(d)(1)(v) is applicable are identified in Appendix B. We have determined that servicing criterion 1122(d)(2)(iv) is applicable to all transactions and securities in the Platform.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management’s assessment of compliance with the applicable servicing criteria as of and for the year ended December 31, 2015.

/s/ Michael J. Roffler	9/14/16
Michael J. Roffler	Date
Executive Vice President and Chief Financial Officer

/s/ Nancy Segreto	9/14/16
Nancy Segreto	Date
Senior Vice President, Lending Services

/s/ John Glander	9/14/16
John Glander	Date
Vice President, Lending Strategies, Products, and Sales

Appendix A

Investor #	Investor Name	Loan Count	Balance
50	First Republic Preferred Capital Corp. I	29	$31,161,485.30
120	Redwood Trust (Bear Stearns)	24	$20,256,499.75
122	Sequioa 2007-2	43	$42,026,140.37
123	SEMT 2007-3	8	$9,694,802.13
124	CSMC Trust 2014-SAF1	1	$850,363.47
126	MTGLQ Investors, L.P.	120	$86,513,484.64
127	OneWest Bank N.A.	680	$553,424,637.26
128	Sequoia Mortgage Trsut 2014-1	63	$55,369,095.34
129	STIFEL BANK & TRUST	40	$39,807,572.99
131	Morgan Stanley Mortgage	93	$93,972,081.36
132	JP Morgan Mortgage Trust 2014-2	306	$134,078,690.61
133	Sequoia Mortgage Trust 2013-12	42	$33,881,016.64
134	CSMC 2014-IVR3	58	$35,112,408.37
135	Citizens Bank, N.A And Various	3	$2,042,480.53
136	MSRM Loan Trust 2014-1	246	$211,543,427.42
137	Sequoia Mortgage Trust 2014-3	65	$52,872,814.27
138	J.P. Morgan Trust 2014-IVR3	80	$103,477,318.07
141	Delta Community Credit Union	20	$20,955,483.60
142	Sequoia Mortgage Trust 2013-12	47	$41,455,480.46
143	CSMC Trust 2014-IVR1	10	$8,878,486.21
144	CSMC Trust 2013-IVR5	1	$625,814.12
145	JP Morgan Mortgage TR 2014-1	45	$40,917,466.58
146	Florida Community Bank, N.A.	37	$39,817,383.57
147	Citizens Bank of Pennsylvania	91	$75,038,167.19
149	Hudson Valley Bank	6	$8,470,867.97
151	CMSC Trust 2013-7	2	$1,711,033.47
152	Sequoia Mortgage Trust 2013-11	14	$11,983,153.15
153	Sequoia Mortgage Trust 2013-10	2	$1,372,434.96
154	CSMC Trust 2013-6	19	$20,931,447.55
155	JP Morgan Mortgage Trust 2013-3	115	$121,024,014.74
156	NRP MortgageTrust2013-1	425	$384,997,651.89
157	CSMC Trust 2013-HYB1	278	$299,001,824.95
158	CSMC Trust 2013-IVR4	35	$36,418,311.88
162	Citigroup Mortgage Loan Turst Series 2005-6	28	$14,051,836.18
163	SAMI II 2005-AR2	77	$69,372,530.91
164	MLCC 2005-3	31	$24,418,565.03
165	MLMI 2005-A10	25	$27,215,002.51
166	Redwood Residential Acquisition Corp	17	$12,761,569.35
169	Sequoia Mortgage Trust 2012-1	68	$59,066,452.35
172	SEMT 2012-2	73	$63,961,565.00
173	SEMT 2013-1	17	$18,484,467.42
174	Sequoia Mortgage Trust 2012-3	72	$68,347,234.89
175	Harbor View 2003-2(formerly Greenwich)	6	$2,511,678.20
176	Harbor View 2004-1(formerly Greenwich)	19	$7,796,032.60
177	Harbor View 2004-5(formerly Greenwich)	7	$3,820,691.97
178	Harbor View 2006-6	1	$386,154.63
180	MASTR 2003-5(formerly UBS Warburg)	2	$1,589,284.40
181	Sequoia Mortgage Trust 2012-5	65	$60,428,229.30
182	Sequoia Mortgage Trust 2013-2	287	$255,840,603.41
183	Sequoia Mortgage Trust 2013-3	72	$67,098,191.44
184	Sequoia Mortgage Trust 2013-4	57	$59,769,305.26
185	MASTI 2003-4 (formerly UBS Warburg)	6	$3,217,914.32
187	Sequoia Mortgage Trust 2013-7	13	$10,927,431.65
188	Sequoia Mortgage Trust 2013-8	4	$2,475,602.01
189	CSMC Trust 2013-IVR3	29	$34,234,123.08
191	CSFB 2004-5	2	$447,768.73
192	CSFB 2004-6	4	$582,192.07
193	CSFB 2004-7	1	$223,401.62
194	TIAA-CREF Trust Company, FSB	273	$166,200,454.08

Appendix A

Investor #	Investor Name	Loan Count	Balance
195	MLMI 2005-A1	13	$6,493,903.20
196	Merrill Lynch Bank	28	$22,855,792.70
197	MLCC 2006-2	53	$28,841,347.74
199	Sequoia Mortgage Trust 2012-4	48	$47,682,018.43
200	Sequoia Mortgage Trust 2012-6	32	$30,502,749.17
201	JP Morgan Mortgage Acq. Corp.	172	$136,599,495.92
203	Scottrade Bank	102	$48,085,184.30
204	JP Morgan Mortgage Trust 2013-1	251	$169,709,327.80
207	CSMC Trust 2013-IVR1	99	$82,505,687.20
209	CSMC Trust 2013-IVR2	163	$148,510,252.22
215	Bank United N.A.	29	$30,723,502.40
216	North Valley Bank	12	$13,520,460.41
217	Signature Bank	13	$17,947,392.79
244	Independent National Mortgage	1	$328,423.42
248	Washington Mutual Bank, Flow Sales (PNC)	2	$434,020.27
250	CitiMortgage	8	$2,199,496.51
260	CitiMortgage	12	$2,537,145.74
312	Residential Funding	18	$5,791,602.24
330	U.S. Bank	2	$222,747.28
356	Thornburg 2008-1	3	$1,661,970.83
357	Everbank	18	$15,292,599.37
358	DLJ Mortgage Capital, Inc.	1	$1,600,000.00
360	Northfield Bank	287	$277,192,921.95
361	JP Morgan Trust 2014-OAK4	11	$12,911,483.17
362	JP Morgan Mortgage Trust 2014-5	186	$119,757,099.69
363	Sequoia Mortgage Trust 2014-4	121	$103,684,910.88
364	JP Morgan Mortgage TR2014-IVR6	335	$330,721,573.49
365	CSMC TRUST 2105-WIN1	6	$4,943,543.60
366	JP Morgan Mortgage Trust 2015-1	795	$790,866,625.61
367	Sequoia Mortgage Trust 2015-1	117	$97,647,389.36
368	Nexbank SSB	86	$79,453,670.04
369	CSMC Trust 2015-1	5	$4,549,322.79
370	JP Morgan Mortgage TR2015-IVR2	357	$343,632,109.47
371	CSMC TRUST 2015-2	8	$6,112,623.16
372	CSMC TRUST 2015-3	5	$3,598,272.70
373	Dime Bank	35	$28,921,622.28
375	Sequoia Mortgage Trust 2015-2	22	$16,093,959.12
376	RWT FINANCIAL, LLC	355	$305,722,395.23
377	CSMLT 2015-1	21	$16,542,704.70
378	JP MORGAN MORTGAGE TR 2015-3	84	$77,481,565.04
380	SEQUOIA MORTGAGE TR 2015-3	43	$39,799,119.20
381	GUARANTY BANK & TRUST COMPANY	65	$49,340,795.42
382	CSMLT 2015-2 TRUST	2	$1,909,949.28
383	Landmark Community Bank	21	$15,194,369.69
384	GOLDEN PACIFIC BANK, NA	6	$4,032,557.58
385	J.P. MORGAN MORTGAGE TR 2015-4	167	$131,100,516.29
386	J.P. MORGAN MORTGAGE TR 2015-5	458	$439,200,734.51
387	Colorado Federal Savings Bank	71	$96,841,713.07
388	Nationwide Bank	284	$240,480,457.33
389	Wilmington Sav Fund Society	91	$93,114,552.35
390	J.P. MORGAN MORTGAGE TR 2015-6	78	$72,232,928.32
391	CSMLT 2015-3 TRUST	17	$13,017,569.83
392	Sequoia Mortgage Trust 2015-4	59	$44,675,757.52
393	Broadway Federal Bank	103	$99,055,258.29
394	New Residential Mortgage Loan	1	$400,196.40
395	NATIIONSTAR MORTGAGE LLC., AS	1	$1,000,000.00
414	Federal Home Mortgage Loan Association	7	$487,240.16
415	FNMA MBS	5	$254,188.89
420	THORNBURG MORTGAGE THB2003-1	3	$1,952,362.61
421	THORNBURG MORTGAGE THB2003-2	5	$2,667,788.41
422	THORNBURG MORTGAGE THB2003-3	1	$927,582.46

Appendix A

Investor #	Investor Name	Loan Count	Balance
423	THORNBURG MORTGAGE THB2003-4	7	$5,196,115.63
424	THORNBURG MORTGAGE THB2003-5	14	$10,471,416.92
425	THORNBURG MORTGAGE THB2003-6	16	$10,764,234.62
426	THORNBURG MORTGAGE THB2004-1	9	$5,196,455.94
427	THORNBURG MORTGAGE THB2004-2	12	$8,466,896.05
428	THORNBURG MORTGAGE THB2004-3	16	$10,969,288.31
429	THORNBURG MORTGAGE THB2004-4	26	$15,705,076.35
430	THORNBURG MORTGAGE THB2005-1	46	$23,211,139.52
431	THORNBURG MORTGAGE THB2005-2	35	$23,269,414.17
432	THORNBURG MORTGAGE THB2005-3	37	$28,764,130.13
433	THORNBURG MORTGAGE THB2005-4	13	$7,329,264.64
434	THORNBURG MORTGAGE THB2006-1	8	$7,306,154.33
435	THORNBURG MORTGAGE THB2006-2	15	$9,626,563.95
436	THORNBURG MORTGAGE THB2006-3	20	$14,964,485.55
437	THORNBURG MORTGAGE THB2006-4	10	$10,739,475.27
438	THORNBURG MORTGAGE THB2006-5	10	$5,089,140.43
439	THORNBURG MORTGAGE THB2006-6	35	$17,005,700.56
440	THORNBURG MORTGAGE THB2007-1	5	$4,346,000.00
441	THORNBURG MORTGAGE THB2007-2	46	$36,848,971.99
442	THORNBURG MORTGAGE THB2007-3	14	$8,259,291.18
443	THORNBURG MORTGAGE THB2007-4	3	$4,011,382.91
510	CitiMortgage	6	$650,347.66
515	Fannie Mae-Laser	4946	$1,630,762,795.20
516	Bank of New Canaan	3	$3,729,250.00
614	Federal Home Loan Mortgage Association	1	$40,314.06
633	Chase Mortgage Services, Inc	3	$97,910.79
636	Bank United of Florida	1	$18,765.36
637	Bank of America	2	$134,983.11
720	2002-FRB2 REMIC	27	$15,082,818.47
730	2002-FRB1 REMIC	40	$21,305,545.98
740	2001-FRB1 REMIC	48	$31,286,133.09
760	2000-FRB1 REMIC	19	$6,859,357.38
770	Bear Stearns	10	$2,498,835.64
775	AAR BART 2003-5 (Bear Stearns)	24	$8,234,515.22
777	HVMLT 2006-13	1	$718,283.42
780	2000-FRB2 REMIC	28	$13,528,329.93
	Total	15,264	10,438,964,956.81

Appendix B

Investor #	Investor Name	Loan Count	Balance
166	Redwood Residential Acquisition Corp	16	$11,775,599.29
376	RWT Financial, LLC	12	$11,616,772.66
387	Colorado Federal Savings Bank	40	$43,287,019.23
391	CSMLT 2015-3 TRUST	1	$503,997.02
393	Broadway Federal Bank	102	$98,755,833.50
395	Nationstar Mortgage LLC., AS	1	$1,000,000.00
515	Fannie Mae-Laser	75	$29,791,284,74
	Total	247	$196,730,506.44

KPMG LLP

Suite 1400

55 Second Street

San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors

First Republic Bank:

We have examined management’s assessment, included in the accompanying Management Assessment, that First Republic Bank (the Bank) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for residential mortgage loans serviced for others (the Platform), as of and for the year ended December 31, 2015, except for servicing criteria 1122(d)(1)(iii), 1122(d)(3)(i)(C), and 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the Platform. Appendix A to Management Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Bank’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assessment about the Bank’s compliance based on our examination.

The Bank has determined that servicing criterion 1122(d)(1)(v) is applicable to the activities the Bank performs with respect to the Platform only as it relates to those transactions and securities issued after November 23, 2015. Appendix B to Management Assessment identifies the individual asset-backed transactions and securities for which criteria 1122(d)(1)(v) is applicable. For transactions and securities issued on or before November 23, 2015, the Bank has assessed compliance with servicing activities described in servicing criterion 1122(d)(1)(v) under other applicable servicing criteria in accordance with the SEC Division of Corporation Finance’s Manual of Publicly Available Interpretations on Regulation AB and Related Rules, Interpretation 11.03 as of and for the year ended December 31, 2015.

Our examination was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with the servicing criteria.

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

As described in the accompanying Management Assessment, for servicing criteria 1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii), the Bank has engaged various vendors to perform the activities required by these servicing criteria. The Bank has determined that none of these vendors is considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Bank has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by the SEC’s Compliance and Disclosure Interpretation (“C&DI”) 200.06, Vendors Engaged by Servicers (C&DI 200.06) (formerly SEC Manual Telephone Interpretation 17.06). As permitted by C&DI 200.06, the Bank has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors’ activities comply in all material respects with the servicing criteria applicable to each vendor. The Bank is solely responsible for determining that it meets the SEC requirements to apply C&DI 200.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Bank’s eligibility to apply C&DI 200.06.

As discussed in the accompanying Management Assessment, the Bank has amended its assessment of compliance dated February 26, 2016 to include the applicable servicing criteria 1122(d)(2)(iv) and 1122(d)(1)(v).

In our opinion, management’s assessment that First Republic Bank complied with the aforementioned servicing criteria, including servicing criteria 1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii) for which compliance is determined based on C&DI 200.06 as described above, as of and for the year ended December 31, 2015 is fairly stated, in all material respects.

San Francisco, California

September 14, 2016